Exhibit 21

THE SUBSIDIARIES OF THE COMPANY

The Subsidiaries of the Company are:

Name	State of Incorporation

UQM Power Products, Inc.	Colorado

UQM Electronics, Inc.	Missouri

UQM Leasing, Inc.	Colorado